Cementos Lima S.A.

FILE NO.
82-3911

VAL-121-02

September 19, 2002

SUPPL

RECEIVED
SEC MAIL PROCESSING SECTION
SEP 2 3 2002
WASH. D.C. 164

Mr. Michael Hyatte
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Mr. Hyatte,

Please find enclosed the following document:

Monthly information as of August 31, 2002 relating ADR holders' share on the Capital Stock.

Date: filed with CONASEV AND The Lima Stock Exchange on September 11, 2002.

Required by: CONASEV AND The Lima Stock Exchange.

PROCESSED
OCT 0 2 2002
THOMSON
FINANCIAL

Very truly yours,

Irma Mavila
Head of the Securities Department

dlw 9/24

c.c.: The Bank of New York

FILE: SEC

Cementos Lima S.A.

(FREE TRANSLATION)

FILE N°
82-3911

VAL-118-02

September 9, 2002

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Article 3° of Resolucion CONASEV N° 630-97-EF/94.10, we inform you that none of our ADR holders has 1% share or more on the capital stock of the Company as of August 31, 2002.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS2

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293